

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Jennifer Zhan
Chief Executive Officer
SHINECO, INC.
Room 1001, Building T5, DaZu Square
Daxing District, Beijing
People's Republic of China

> **Re: SHINECO, INC.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Response dated August 11, 2023**
> **File No. 001-37776**

Dear Jennifer Zhan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Industrial Applications and
> Services

cc: David Manno